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SEC Mail Processing Section MAR 08 2021 Washington DC 406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCE Investment Bankers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. New England Avenue, Suite 400
(No. and Street)

Winter Park	FL	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael W. Poole 407-621-2112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson, Smith PA
(Name – *if individual, state last, first, middle name*)

500 N. Westshore Blvd., Suite 1000	Tampa	FL	33609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael W. Poole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCE Investment Bankers, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DEBORAH DOMROSKI
Notary Public - State of Florida
Commission # GG 949629
My Comm. Expires Sep 16, 2023
Bonded through National Notary Assn.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

TABLE OF CONTENTS

December 31, 2020

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholder
of PCE Investment Bankers, Inc.
Winter Park, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of PCE Investment Bankers, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as PCE Investment Bankers, Inc.'s auditor since 2017.
Orlando, Florida
February 24, 2021

5401 South Kirkman Road, Suite 620, Orlando, Florida 32819, (407) 895-3383
A Registered Public Accounting Firm

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$	337,788
Trade accounts receivable		182,992
Prepaid expense		17,323
	$	538,103

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	22,596
Deferred revenue		9,235
		31,831
STOCKHOLDER'S EQUITY		
Common stock:		
Class A common stock, voting, $.01 par value; 50,000 shares authorized, 7,200 shares issued and outstanding		72
Class B common stock, non-voting, $.01 par value; 50,000 shares authorized, 3,327 shares issued and outstanding		33
Additional paid-in-capital		624,789
Accumulated deficit		(118,622)
		506,272
	$	538,103

The Notes to Financial Statements are an integral part of this statement.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business: PCE Investment Bankers, Inc., (the "Company") was incorporated in July 1997 for the purpose of offering investment banking, consulting, and broker/dealer services to its clients. The Company is a wholly-owned subsidiary of PCE Holdings, Inc. The Company has not yet begun operations as a broker/dealer in the business of buying and selling securities for individual clients, but has provided investment banking and consulting services for its clients.

Revenue recognition: The majority of the Company's revenues are derived from advisory fees and success fees. The following summarizes the Company's revenue recognition accounting policy related to these activities:

Advisory fees: The Company earns revenue through advisory agreements with its clients for which services are provided related to various types of financial transactions. Advisory fees are primarily derived from consulting services in relation to Employee Stock Ownership Plan ("ESOP") transactions, including the creation and financing of the ESOP, and other types of investment banking services. Each advisory agreement stipulates the fee structure based on the agreed upon services. Generally, an initial fee is received upon execution of the contract, with additional advisory fees due monthly as advisory services are provided. The Company recognizes revenue once there is a contractual agreement with a client, all performance obligations have been satisfied, fees are fixed or determinable, and collection is reasonably assured. The Company believes all performance obligations have been satisfied once the agreed upon services have been rendered to the client.

Success fees: The Company earns revenue through success fees received based upon the occurrence of certain events, which may include announcements or the successful completion of various types of financial transactions, including the closing of ESOP transactions or other types of investment banking transactions. Each client contract stipulates the fee structure based on the agreed upon services. Generally, an initial fee is received upon execution of the contract, with an additional fee due upon the successful closing of the transaction. The Company recognizes revenue once there is a contractual agreement with a client, all performance obligations have been satisfied, fees are fixed or determinable, and collection is reasonably assured. The Company believes all performance obligations have been satisfied once the transaction closes and has been consummated in accordance with the contractual agreement.

Cash and cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts receivable: Accounts receivable represent fees due for consulting services that have been completed during the year. As of December 31, 2020, no allowance for uncollectible accounts was considered necessary.

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. In addition, under provisions of the Internal Revenue Code, effective January 1, 2006, the Company is a qualified subchapter S subsidiary and all income tax information of the Company is included in the income tax return of PCE Holdings, Inc. Accordingly, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Date of Management's Review: Subsequent events were evaluated through February 24, 2021 which is the date the financial statements were available to be issued. Management has determined that there are no events occurring subsequent to December 31, 2020 requiring disclosure.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $305,957, which was $300,957 more than the required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2020 was 0.104 to 1.

Note 3. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it will carry no customer accounts, promptly transmit all customer funds and deliver all securities received in connection with activity as a broker - dealer, and effectuate all financial transactions with customers through one or more accounts designated as "Special Account for the Exclusive Benefit of Customers of PCE Investment Bankers, Inc."

Note 4. Related Party Transactions

The company is under common control with sister companies, PCE Advisory, LLC; PCE Valuations, LLC, and PCE Indexes, LLC.

Note 4. Related Party Transactions (continued)

In addition, PCE Management, Inc. (PCEM) is a subsidiary of PCE Holdings, Inc. On January 1, 2008, the Company entered into a management agreement with PCEM under which certain overhead expenses, payroll, payroll related expenses, and other costs would be paid to PCEM monthly in addition to a fee for management services. Consequently, operating results and financial position may be different than if these entities were autonomous. Pursuant to the management agreement, $1,720,956 was recorded in operating expenses in various accounts for the year ended December 31, 2020.

On April 8, 2020, the shareholder approved and paid a cash distribution of $300,000 to PCE Holdings, Inc.

Note 5. Fair Value of Financial Instruments

The Company has adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* for its financial assets and liabilities. FASB ASC 820 refines the definition of fair value, expands the disclosure requirements about fair value measurements, and establishes specific requirements as well as guidelines for a consistent framework to measure fair value.

The Company's financial instruments are cash and cash equivalents and accounts receivable. The recorded values of these financial instruments approximate their fair values based on their short-term nature.

Note 6. Concentrations of Credit Risk

The Company maintains cash balances at a financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per insured bank. Amounts in excess of insured limits were approximately $87,788 at December 31, 2020. It is the opinion of management that the probability of the Company having to absorb the amount at risk of loss is remote.

Note 7. Commitments and Contingencies

The Company does not have any commitments as of December 31, 2020.

Note 7. Commitments and Contingencies (continued)

The Company is subject to risks related to the public health crisis associated with the Coronavirus global pandemic ("COVID-19"). Federal, state and local governments have taken measures to slow the spread of COVID-19. The measures have included limiting travel, temporarily closing businesses and issuing stay at home orders which has caused steep decline in economic activity. The long-term effect of these measures cannot be determined. Management believes the measures may have significant impact on the Company's financial position and results of operations.

The amount of the impact is unquantifiable currently but deemed to be significant by management as the Company may experience a reduction of cash flows and an overall reduction in earnings as a result of COVID-19.